As filed with the U.S. Securities and Exchange Commission on October 24, 2025
Registration No. 333-290446
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
ATAI LIFE SCIENCES LUXEMBOURG S.A.*
(Exact name of registrant as specified in its charter)

Luxembourg	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

ATAI Life Sciences N.V.
Prof. J.H. Bavincklaan 7
1183 AT Amstelveen
The Netherlands
+31 20 793 2536
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
ATAI Life Sciences US, Inc.
c/o Industrious NYC
250 West 34th St
New York, New York 10119
+1 332 282 0507
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Nathan Ajiashvili, Esq. R. Scott Shean, Esq. Brian Umanoff, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Ryan Barrett, Esq. General Counsel ATAI Life Sciences N.V. Prof. J.H. Bavincklaan 7 1183 AT Amstelveen The Netherlands	David Bakst, Esq. Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020 (212) 506-2500	Cosmo Feilding-Mellen Beckley Psytech Limited Beckley Park Oxford OX3 9SY England, United Kingdom

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the Redomiciliation described in the Registration Statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-290446
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐
This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.
*
Following the effectiveness of this registration statement and subject to the adoption of certain resolutions by the shareholders of atai Life Sciences N.V. and satisfaction of other conditions, atai Life Sciences Luxembourg S.A., a Luxembourg public limited liability company (société anonyme) (“atai LuxCo”), intends to convert into a corporation incorporated under the laws of the State of Delaware (the “Delaware Conversion”), after which atai LuxCo will continue as an entity under the name “Atai Beckley Inc.,” if the acquisition of Beckley Psytech Limited is consummated, or “Atai Life Sciences Inc.” (“atai Delaware”), if the acquisition is not consummated, and existing shareholders of atai LuxCo would hold shares in atai Delaware rather than in a Luxembourg company.

As used in this registration statement, unless the context requires otherwise, the term “registrant” or “Registrant” refers to (i) atai LuxCo prior to the Delaware Conversion and (ii) atai Delaware immediately following the Delaware Conversion.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 amends the Registration Statement on Form S-4 (Registration No. 333-290446) (as previously amended or supplemented, the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on September 24, 2025, of atai Life Sciences Luxembourg S.A., which will be converted to a Delaware corporation named “Atai Beckley Inc.,” if the acquisition of Beckley Psytech Limited is consummated, or “Atai Life Sciences Inc.” (“atai Delaware”), if the acquisition is not consummated, following the consummation of the redomicilation transaction as described in the Registration Statement.
This Post-Effective Amendment No. 1 is being filed solely to add Exhibit 2.3, which was not previously filed with respect to such Registration Statement. This Post-Effective Amendment No. 1 does not modify any part of the Registration Statement other than Item 21 of Part II as set forth below.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 21.	Exhibits and Financial Statement Schedules
The exhibits listed below in the “Exhibit Index” are part of this registration statement and are numbered in accordance with Item 601 of Regulation S-K.
EXHIBIT INDEX

Exhibit Number	Description
2.1§+*
Share Purchase Agreement, dated June 2, 2025, by and among atai and certain selling shareholders of Beckley Psytech (included as Annex A to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

2.2+*	Plan of Domestication of atai LuxCo.
2.3**	Side Letter Deed to SPA, dated as of October 23, 2025, by and between atai and the Seller Representative.
3.1*
Articles of Association of atai (translated into English), currently in effect (incorporated by reference to Exhibit 3.1 to atai's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (File No. 001-40493), filed with the SEC on August 14, 2025).

3.2*	Deed of Amendment I of atai (included as Annex G-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.3*	Deed of Amendment I (English Translation) of atai (included as Annex G-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.4*	Deed of Amendment II of atai (included as Annex H-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.5*	Deed of Amendment II (English Translation) of atai (included as Annex H-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.6*	Deed of Amendment III of atai (included as Annex I-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.7*	Deed of Amendment III (English Translation) of atai (included as Annex I-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.8*	Form of Luxembourg Articles of Association of atai LuxCo.
3.9*	Form of Luxembourg Articles of Association of atai LuxCo (English Translation).
3.10*	Form of atai Delaware Certificate of Incorporation (included as Annex J-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.11*	Form of atai Delaware Bylaws (included as Annex J-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
4.1*	Certificate of Domestication of atai LuxCo.
5.1*	Opinion of Latham & Watkins LLP.
10.1*
Separation Agreement, dated May 14, 2024, by and between the Registrant and Florian Brand (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed on May 15, 2024).

10.2*
Second Amended and Restated Employment Agreement, dated January 8, 2025, between atai Life Sciences US, Inc. and Srinivas Rao (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed on January 10, 2025).

10.3*
Secondment Letter, dated October 17, 2024, by and between atai Life Sciences US Inc. and Srinivas Rao (incorporated by reference to Exhibit 10.3 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-40493), filed with the SEC on March 17, 2025).

10.4*
Amended and Restated Employment Agreement, dated May 10, 2023, by and between atai Life Sciences US Inc. and Anne Johnson (incorporated by reference to Exhibit 10.4 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-40493), filed with the SEC on March 17, 2025).

10.5*
Employment Agreement, dated November 11, 2024, by and between Gerd Kochendoerfer and ATAI Life Sciences AG (incorporated by reference to Exhibit 10.2 to atai’s Current Report on Form 8-K (File No. 001-40493) filed on January 10, 2025).

Exhibit Number	Description
10.6*
Form of Indemnification Agreement between atai and members of the Supervisory Board or Management (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.7*
Atai Life Sciences N.V. 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.8*
Form of Option Award Agreement under 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.17 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.9*
Form of Restricted Stock Award Agreement under 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.18 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.10*
Form of Restricted Stock Unit Agreement under 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.19 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.11*
2020 Employee, Director, and Consultant Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.12*
Form of Stock Option Agreement under 2020 Employee, Director and Consultant Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.13*
Compensation Policy for the Board of Directors of atai (incorporated by reference to Exhibit 10.3 to atai's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (File No. 001-40493), filed with the SEC on August 14, 2025).

10.14§*
License Agreement, dated as of August 14, 2017, between National University Corporation Chiba University and Perception Neurosciences, Inc., as amended by Amendment No. 1, dated as of August 7, 2018, the Second Amendment, dated as of March 17, 2020, and Amendment No. 3, dated as of March 5, 2021 (incorporated by reference to Exhibit 10.8 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on April 20, 2021).

10.15§*
Stock Purchase Agreement, dated as of June 8, 2020, between The Trustees of Columbia University in the City of New York and Kures, Inc. (incorporated by reference to Exhibit 10.9 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on April 20, 2021).

10.16§*
Preferred Stock Purchase Agreement, dated as of August 29, 2019, between GABA Therapeutics, Inc. and ATAI Life Sciences AG, as amended by the Omnibus Amendment, dated as of October 30, 2020 (incorporated by reference to Exhibit 10.11 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on April 20, 2021).

10.17§*
Series A Preferred Stock Purchase Agreement, dated as of December 27, 2019, among DemeRx IB, Inc., ATAI Life Sciences AG and DemeRx, Inc. (incorporated by reference to Exhibit 10.13 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on April 20, 2021).

10.18§*
Series A Preferred Stock Purchase Agreement, dated as of November 6, 2020, between FSV7, Inc. and ATAI Life Sciences AG (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on May 27, 2021).

10.19§*
Amended and Restated License Agreement, dated as of February 21, 2020, between Allergan Sales, LLC and FSV7, LLC (incorporated by reference to Exhibit 10.14 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on April 20, 2021).

10.20§*
License and Collaboration Agreement, dated as of March 11, 2021, between Perception Neuroscience, Inc. and Otsuka Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on May 27, 2021).

10.21*
Partnership Agreement of ATAI Life Sciences HSOP GbR, dated August 21, 2020 (incorporated by reference to Exhibit 10.22 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

Exhibit Number	Description
10.22*
Amendment to Preferred Stock Purchase Agreement, dated as of May 15, 2021, by and among ATAI Life Sciences AG, GABA Therapeutics, LLC and GABA Therapeutics, Inc. (incorporated by reference to Exhibit 10.26 to Amendment No. 2 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 4, 2021).

10.23§*
Loan and Security Agreement between the Registrant, ATAI Life Sciences AG, certain of the Registrant’s subsidiaries from time to time party thereto as a guarantor, Hercules Capital, Inc., and the several banks and other financial institutions or entities from time to time party thereto, and Hercules Capital, Inc. as administrative agent and collateral agent for itself and the lenders, dated August 9, 2022 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493), filed with the SEC on August 15, 2022).

10.24*
First Amendment to Loan and Security Agreement between the Registrant, ATAI Life Sciences AG, certain of the Registrant’s subsidiaries from time to time party thereto as a guarantor, Hercules Capital, Inc., and the several banks and other financial institutions or entities from time to time party thereto, and Hercules Capital, Inc. as administrative agent and collateral agent for itself and the lenders, dated March 13, 2023 (incorporated by reference to Exhibit 10.27 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-40493), filed with the SEC on March 24, 2023).

10.25§*
Second Amendment to the Loan and Security Agreement between the Registrant, ATAI Life Sciences AG, certain of the Registrant’s subsidiaries from time to time party thereto as a guarantor, Hercules Capital, Inc., and the several banks and other financial institutions or entities from time to time party thereto, and Hercules Capital, Inc. as administrative agent and collateral agent for itself and the lenders, dated May 26, 2023 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed May 31, 2023).

10.26§*
Third Amendment to the Loan and Security Agreement between the Registrant, ATAI Life Sciences AG, certain of the Registrant’s subsidiaries from time to time party thereto as a guarantor, Hercules Capital, Inc., and the several banks and other financial institutions or entities from time to time party thereto, and Hercules Capital, Inc. as administrative agent and collateral agent for itself and the lenders, dated August 14, 2024 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed August 14, 2024).

10.27§*
Consent and Fourth Amendment to the Loan and Security Agreement between the Registrant, ATAI Life Sciences AG, certain of the Registrant’s subsidiaries from time to time party thereto as a guarantor, Hercules Capital, Inc., and the several banks and other financial institutions or entities from time to time party thereto, and Hercules Capital, Inc. as administrative agent and collateral agent for itself and the lenders, dated January 6, 2025 (incorporated by reference to Exhibit 10.28 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-40493), filed with the SEC on March 17, 2025).

10.28§*
Amendment to Series A Preferred Stock Purchase Agreement, dated as of May 25, 2021, by and among ATAI Life Sciences AG and FSV7, Inc. (incorporated by reference to Exhibit 10.28 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-40493), filed with the SEC on March 4, 2023).

10.29§*
Second Amendment to Series A Preferred Stock Purchase Agreement, dated as of September 17, 2021, by and among ATAI Life Sciences AG and Recognify Life Sciences Inc., f/k/a FSV7, Inc. (incorporated by reference to Exhibit 10.29 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-40493), filed with the SEC on March 4, 2023).

10.30§*
Omnibus Amendment to Series A Preferred Stock Purchase Agreement, dated as of October 5, 2022, by and among ATAI Life Sciences AG and Recognify Life Sciences, Inc., f/k/a FSV7, Inc. (incorporated by reference to Exhibit 10.30 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-40493), filed with the SEC on March 4, 2023).

10.31*
Separation Agreement between Mr. Stephen Bardin and atai Life Sciences N.V., dated February 6, 2024 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed February 6, 2024).

Exhibit Number	Description
10.32§*
Termination and New Consultancy Agreement, by and among the Company, ATAI AG and Christian Angermayer, dated January 7, 2024 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed January 9, 2024).

10.33*
Fourth Amendment to Series A Preferred Stock Purchase Agreement by and among atai Life Sciences AG, Recognify Life Sciences, Inc., f/k/a FSV7, Inc., and the shareholders (as listed on Exhibit A) (incorporated by reference to Exhibit 10.2 to atai’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (File No. 001-40493), filed with the SEC on November 14, 2023).

10.34§*
Amended and Restated Subscription and Shareholders’ Agreement Relating to Beckley Psytech Limited, dated January 3, 2024, by and among the Company, Beckley Psytech Limited, and certain other persons set forth therein (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed January 4, 2024).

10.35§*
Share Purchase Deed, dated January 18, 2024, by and among the Company, Beckley Psytech Limited, and certain other persons set forth therein (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed January 23, 2024).

10.36§*
Fourth Amendment to Series A Preferred Stock Purchase Agreement by and among atai Life Sciences AG, Recognify Life Sciences, Inc., f/k/a FSV7, Inc., and the shareholders (as listed on Exhibit A) (incorporated by reference to Exhibit 10.2 to atai’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-40493), filed with the SEC on May 15, 2024).

10.37§*
Separation Agreement and Release between Sahil Kirpekar and atai Life Sciences US, Inc., dated April 24, 2025 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed April 30, 2025).

10.38*
Consulting Agreement between Sahil Kirpekar and atai Life Sciences AG, dated April 3, 2025 (incorporated by reference to Exhibit 10.2 to atai’s Current Report on Form 8-K (File No. 001-40493) filed April 30, 2025).

10.39+*
Registration Rights Agreement, dated June 2, 2025, by and between atai, Apeiron and the other parties thereto or who may subsequently become party thereto (included as Annex C to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.40+*	Form of Voting Agreement (included as Annex D-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
10.41§+*
Voting Agreement, dated June 2, 2025, by and between atai and Apeiron (included as Annex D-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.42*
Lock-Up Agreement, dated June 2, 2025, by and between atai and Apeiron (included as Annex E to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.43§*
Shareholders Rights Agreement, dated June 2, 2025, by and between atai and Apeiron (included as Annex F to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.44*	Form of atai Delaware Indemnification Agreement to be entered into upon completion of the Redomiciliation.
10.45§+*
Subscription Agreement, dated as of June 2, 2025, entered into between the Company and Ferring Ventures S.A. (incorporated by reference to Exhibit 10.5 to atai’s Current Report on Form 8-K (File No. 001-40493) filed June 2, 2025).

10.46§+*
Subscription Agreement, dated as of June 2, 2025, entered into between the Company and Adage Capital Partners LP (incorporated by reference to Exhibit 10.6 to atai’s Current Report on Form 8-K (File No. 001-40493) filed June 2, 2025).

10.47§*	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.7 to atai’s Current Report on Form 8-K (File No. 001-40493) filed June 2, 2025).
10.48§+*	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed July 1, 2025).

Exhibit Number	Description
10.49§+*
Subscription Agreement, dated as of July 1, 2025, entered into between the Company and Apeiron Investment Group Ltd. (incorporated by reference to Exhibit 10.2 to atai’s Current Report on Form 8-K (File No. 001-40493) filed July 1, 2025).

10.50§+*
Subscription Agreement, dated as of July 1, 2025, entered into between the Company and Ferring Ventures S.A. (incorporated by reference to Exhibit 10.3 to atai’s Current Report on Form 8-K (File No. 001-40493) filed July 1, 2025).

10.51§*	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.4 to atai’s Current Report on Form 8-K (File No. 001-40493) filed July 1, 2025).
10.52*
Registration Rights Agreement, dated as of July 1, 2025, among the Company and the July PIPE Investors (incorporated by reference to Exhibit 10.5 to atai’s Current Report on Form 8-K (File No. 001-40493) filed July 1, 2025).

10.53*
Senior Promissory Note, dated as of August 13, 2025, by and between the Company and Beckley Psytech Ltd. (incorporated by reference to Exhibit 10.17 to atai’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (File No. 001-40493), filed with the SEC on August 14, 2025).

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.2*	Consent of Deloitte & Touche LLP.
23.3*	Consent of PricewaterhouseCoopers LLP.
24.1*	Power of Attorney (included in signature page).
99.1*	Consent of Guggenheim Securities, LLC.
99.2*	Consent of Director Nominee (Cosmo Feilding-Mellen).
99.3*	Consent of Director Nominee (Robert Hershberg).
99.4*	Form of Proxy Card of atai.
99.5*	Fairness Opinion of Guggenheim Securities, LLC (included as Annex B to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
99.6*
Merger Plan, dated as of September 18, 2025, by and among atai and atai Life Sciences Luxembourg S.A. (included as Annex K to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

99.7*
Form of Withdrawal Request in Connection with the Cross-Border Merger of ATAI Life Sciences N.V. and atai Life Sciences Luxembourg SA (included as Annex L to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

107*	Filing Fee Table

+
Certain of the schedules and attachments to this exhibit have been omitted pursuant to Regulation S-K, Item 601(a)(5). The registrant hereby undertakes to provide further information regarding such omitted materials to the SEC upon request; provided, that atai may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

§	Certain portions of this exhibit (indicated by “[***]”) have been redacted pursuant to Regulation S-K, Item 601(a)(6).
*	Filed previously.
**	Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Encinitas, California, on this 24th day of October, 2025.

ATAI LIFE SCIENCES LUXEMBOURG S.A.
By:	/s/ Srinivas Rao
Srinivas Rao
Authorized Officer

POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Ryan Barrett and Jarett Schultz and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date
/s/ Srinivas Rao	Principal Executive Officer and Class A Director	October 24, 2025
Srinivas Rao

/s/ Anne Johnson	Principal Financial Officer and Principal Accounting Officer, Class A Director	October 24, 2025
Anne Johnson

/s/ Ana Francisca Sguerra Ribeiro	Class B Director	October 24, 2025
Ana Francisca Sguerra Ribeiro

/s/ Maurice Joseph Joaquim Pereira-Salgueiro	Class B Director	October 24, 2025
Maurice Joseph Joaquim Pereira-Salgueiro

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-4 has been signed on behalf of the registrant by the undersigned, solely in his capacity as the duly authorized representative of the registrant in the United States, on October 24, 2025.

ATAI LIFE SCIENCES US, INC.
By:	/s/ Srinivas Rao
Srinivas Rao
Chief Executive Officer